UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

April 18, 2008

Commission File Number: 000-52781

Kingston Mines Ltd.
(Name of Small Business Issuer in its charter)

Nevada	98-0471111
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer I.D. No.)

3960 Howard Hughes Parkway - 5th Floor
Las Vegas, Nevada 89169
(Address of principal executive offices and Zip Code)

702-990-3771
(Registrant's telephone number, including area code)

Information Statement Pursuant to Section 14(F) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.

Purpose of Information Statement

This Information Statement, which is being mailed on or about April 18, 2008 to the holders of shares of the common stock, par value $.0001 per share, of Kingston Mines Ltd., a Nevada corporation (the “Company”), is being furnished in connection with a change in the majority of the members of the board of directors of the Company (the “Board”). On February 6, 2008, a Securities Purchase and Sale Agreement (the “Securities Purchase and Sale Agreement”) was entered into between Thomas Mills, the owner of the majority of the Company’s securities and Rudana Investment Group AG, a corporation formed under the laws of Switzerland. Pursuant to the Securities Purchase and Sale Agreement, Mr. Mills has sold all of his shares of the Company’s common stock to Rudana Investment Group AG.

In accordance with the Company’s by-laws and applicable laws of the State of Nevada, which is the corporate domicile of the Company, on April 9, 2008, the Board appointed Dr. Augustine Fou to fill one of the vacancies on the Board, effective ten (10) days after the date this Schedule 14f-1 is disseminated to the Company’s shareholders.

This Information Statement will be mailed to all holders of record of the Company's common stock who would be entitled to vote at a meeting for election of directors at the close of business on April 9, 2008. No action is required by the shareholders of the Company in connection with changes to the composition of the Board. However, Rule 14f-1 promulgated pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the “Act”), requires that ten (10) days prior to a change in a majority of the board of directors pursuant to an arrangement or understanding with the person or persons acquiring securities in a transaction subject to Section 13(d) or 14(d) of the Act, certain information be disseminated to the shareholders.

On February 6, 2008, a change in control of the Company occurred. Pursuant to the Securities Purchase and Sale Agreement, Rudana Investment Group AG paid $130,000 to acquire 5,000,000 shares of the Company’s common stock from Mr. Mills. Rudana Investment Group AG now owns 73.9% of the Company’s issued and outstanding shares. The address of Rudana Investment Group AG is Bahnhofstrasse 23, CH - 6301 Zug, Switzerland. The source of funds used by Rudana Investment Group AG to acquire these 5,000,000 shares was Rudana Investment Group AG’s working capital. The Securities Purchase and Sale Agreement did not require a vote of the Company's shareholders. The Company was not a party to the Securities Purchase and Sale Agreement.

Voting Securities and Principal Holders Thereof

Voting Securities

As of the close of business on April 9, 2008, 6,761,950 shares of the Company’s common stock were issued and outstanding. Each share of common stock is entitled to one vote on all matters upon which such shares can vote. All shares of common stock are equal to each other with respect to the election of directors.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of the close of business on April 9, 2008, the total number of shares owned beneficially by our directors, officers and key employees, and any person (including any group) who is known to the Company to be the beneficial owner of more than five percent of any class of the Company's voting securities. The stockholders listed below have direct ownership of their shares and possess sole voting and dispositive power with respect to their shares.

Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of class
Rudana Investment Group AG (1) Bahnhofstrasse 23, CH - 6301 Zug, Switzerland	5,000,000	73.9%
Dr. Augustine Fou (2) c/o Kingston Mines Ltd. 3960 Howard Hughes Parkway- 5th Floor Las Vegas, Nevada 89169	0	0
Thomas Mills (3) c/o Kingston Mines Ltd. 3960 Howard Hughes Parkway- 5th Floor Las Vegas, Nevada 89169	0	0
Gerald Sullivan (4) c/o Kingston Mines Ltd. 3960 Howard Hughes Parkway- 5th Floor Las Vegas, Nevada 89169	0	0
Barbara Salz (5) c/o Kingston Mines Ltd. 3960 Howard Hughes Parkway- 5th Floor Las Vegas, Nevada 89169	0	0

(1) Five Percent Shareholder.

(2) Dr. Augustine Fou has not yet commenced his service as a member of the Board. Dr. Fou’s appointment will become effective ten (10) days from date this Schedule 14f-1 is disseminated to the Company’s shareholders.

(3) Director.

(4) Chief Financial Officer, Interim President and Chief Executive Officer.

(5) Corporate Secretary.

Changes in Control

On February 6, 2008, a change in control of the Company occurred. Pursuant to the Securities Purchase and Sale Agreement, Rudana Investment Group AG paid $130,000 to acquire 5,000,000 shares of the Company’s common stock from Mr. Mills. Rudana Investment Group AG now owns 73.9% of the Company’s issued and outstanding shares. The address of Rudana Investment Group AG is Bahnhofstrasse 23, CH - 6301 Zug, Switzerland. The source of funds used by Rudana Investment Group AG to acquire these 5,000,000 shares was Rudana Investment Group AG’s working capital. The Securities Purchase and Sale Agreement did not require a vote of the Company's shareholders. The Company was not a party to the Securities Purchase and Sale Agreement.

To the knowledge of management, there are no present arrangements or pledges of securities of our company which may result in a change in control of our company.

Directors, Executive Officers, Promoters and Control Persons

Our directors serve until their successors are elected and qualified. Our officers are elected by the Board to a term of one (1) year and serve until their successors are duly elected and qualified, or until they are removed from office. The Board has no nominating, auditing or compensation committees.

The name, address, age and position of our officers and directors are set forth below:

Name and Address	Age	Position(s)
Dr. Augustine Fou (1) c/o Kingston Mines Ltd. 3960 Howard Hughes Parkway- 5th Floor Las Vegas, Nevada 89169	36	Director
Thomas Mills c/o Kingston Mines Ltd. 3960 Howard Hughes Parkway- 5th Floor Las Vegas, Nevada 89169	40	Director
Gerald Sullivan c/o Kingston Mines Ltd. 3960 Howard Hughes Parkway- 5th Floor Las Vegas, Nevada 89169	47	Chief Financial Officer, Interim President and Chief Executive Officer
Barbara Salz c/o Kingston Mines Ltd. 3960 Howard Hughes Parkway- 5th Floor Las Vegas, Nevada 89169	57	Corporate Secretary

(1) Dr. Augustine Fou has not yet commenced his service as a member of the Board. Dr. Fou’s appointment will become effective ten (10) days after the date a Schedule 14f-1 regarding his appointment was disseminated to the Company’s shareholders.

Biographies:

Dr. Augustine Fou - Director

The Board has appointed Dr. Augustine Fou to serve as an independent director of the Company on April 9, 2008. Dr. Fou earned his doctorate at the Massachusetts Institute of Technology Department of Materials Science and Engineering, with a minor in the Management of Technology from MIT's Sloan School of Management. Dr. Fou earned his BS summa cum laude in Chemistry from the University of Dallas. Dr. Fou has served as a consultant with McKinsey & Company. In 1996 Dr. Fou founded go-Digital Internet Consulting Group, Inc. serving clients such as IBM, Victoria's Secret Catalogue, the Federal Reserve Bank of New York, the Norwegian Trade Council, the Ministry of Finance of the Government of Macao, the Canadian Consulate General, and Gouvernement du Quebec. Dr. Fou then founded Marketing Science Consulting Group, Inc. as a marketing service and consumer insights firm serving clients as Pepsi, Dr Pepper / Seven Up, Frito Lay, Conde' Nast / SELF Magazine, Liz Claiborne / Lucky Brand Dungarees, and Revlon. Dr. Fou also serves on the board of directors of 4C Controls Inc.

Thomas E. Mills - Director

Thomas E. Mills is a lawyer, practicing in British Columbia since 1997. He has served as a Director since June 2005. Mr. Mills resigned as resigned as the Company’s President, Chief Executive Officer, Chief Financial Officer and Secretary as of April 9, 2008. Since July 2005, he has been President, Chief Executive Officer, Treasurer and a director of Thrust Energy Corp., a Nevada corporation in the business of oil and gas exploration in Texas. Since 2003, Mr. Mills has been the President and a director of AMP Productions, Ltd., a Nevada corporation engaged in the production of motion pictures in Vancouver, British Columbia. From 2002 to 2004, Mr. Mills was President and a director of Torrent Energy Corp., a Nevada company engaged in the exploration of coalbed methane in the Coos Bay region of Oregon. Since 2000, Mr. Mills has been President of Moneris Corporate Services Ltd., a privately held British Columbia personal corporation through which Mr. Mills provides legal and consulting services. Mr. Mills received a Bachelor of Arts degree from the University of Waterloo in 1992, and a Bachelor of Laws degree from the University of British Columbia in 1996.

Gerald Sullivan - Chief Financial Officer and Interim President and Chief Executive Officer

The Board has appointed Gerald Sullivan as Chief Financial Officer and Interim President and Chief Executive Officer of the Company on April 9, 2008. Mr. Sullivan has served as the Chief Financial Officer and Interim President and Chief Executive Officer of 4C Controls Inc. since February of 2008 and as the President, Chief Executive Officer and Chief Financial Officer of the Industry Leaders Fund since 1999. Mr. Sullivan has more than ten years of experience in highly regulated financial reporting systems. Mr. Sullivan has also served as President and Chief Investment Officer of Claremont Investment Partners, L.L.C. since 1997.  Mr. Sullivan’s prior experience includes positions as a Senior Management Analyst for the Atlanta Committee for the Olympic Games, as a bond options trader for O’Connor & Associates and as a financial analyst for Salomon Brothers Inc.  Mr. Sullivan obtained his undergraduate degree from Columbia University and holds an M.B.A. from the University of Chicago Graduate School of Business.

Barbara Salz - Corporate Secretary

The Board has appointed Barbara Salz as Corporate Secretary of the Company on April 9, 2008.

Family Relationships

Neither Dr. Fou, Mr. Sullivan, nor Ms. Salz have any family relationships with the Company’s other officers or directors or persons nominated or chosen by the Company to become officers or directors.

Involvement in Certain Legal Proceedings

During the past five years no director, person nominated to become a director, executive officer, promoter or control person of the Company has: (i) had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (ii) been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (iii) been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or (iv) been found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Transactions with Related Persons

There have been no transactions, since the beginning of the Company’s last fiscal year, and there are no currently proposed transactions, in which the Company was or is to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company’s total assets at year-end for the last three completed fiscal years, and in which any related person had or will have a direct or indirect material interest.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and persons who own more than 10% of our common stock to file reports of ownership and changes in ownership of our common stock with the Securities and Exchange Commission. Directors, executive officers and persons who own more than 10% of our common stock are required by Securities and Exchange Commission regulations to furnish to us copies of all Section 16(a) forms they file.

Based solely upon review of the copies of such reports received or written representations from the reporting persons, we believe that during the fiscal year ended August 31, 2007 our directors, executive officers and persons who own more than 10% of our common stock timely filed all reports required by section 16(a) of the Securities Exchange Act of 1934.

Corporate Governance

Audit Committee and Charter

We do not have a separately-designated audit committee of the Board. Audit committee functions are performed by our Board. Neither the current nor prospective member of the Board may be deemed to be independent.

Audit Committee Financial Expert

None of our directors or officers have the qualifications or experience to be considered an independent financial expert. We believe the cost related to retaining an independent financial expert at this time is prohibitive. Further, because of our limited operations, we believe the services of a financial expert are not warranted. We may appoint an independent financial expert in the future.

Director Independence

The Company’s Board of Directors has determined that Dr. Fou will serve as an independent director of the Company. The Company has adopted the standards for independence contained in the Nasdaq Marketplaces Rules, Rule 4350(d) and Rule 4200(a)(15).

Board Meetings and Committees; Annual Meeting Attendance

There were no meetings of the Board during the last full fiscal year and the Board conducted all Board actions by written consent. The Company did not hold an annual meeting of the Company’s security holders during the prior fiscal year and does not have a policy requiring attendance by members of the Board.

Nominating Committee

The Board does not have a separately designated nominating committee. The Board has considered all potential nominees to date. At the present time, the Board has not adopted a nominating committee charter. The Board anticipates adopting a nominating committee charter and formal policies regarding the nomination of directors in the immediate future.

Compensation Committee

The Company does not currently have a separately-designated compensation committee. As the Company has never paid compensation to its officers and directors, a committee of this nature has been deemed unnecessary. The Company intends to review the need to form such a committee in the immediate future, prior to paying compensation to any officer or director.

Shareholder Communications

Any shareholder may communicate directly to our Board by sending a letter to our Company’s address of record.

Executive Compensation

From the Company’s inception on June 16, 2005 through the date of this Information Statement, no compensation has been paid to our officers and directors, including salary, bonus, stock or option awards or otherwise. No director, officer or other employee of the Company has received any equity awards in connection with their services to the Company. We have therefore omitted any tables reflecting Summary Compensation, Outstanding Equity Awards at Fiscal Year-End and Director Compensation, as each of the aforementioned is inapplicable.

During the foreseeable future, Mr. Sullivan will serve the Company as Chief Financial Officer and interim President and Chief Executive Officer on a part-time basis. The Company and Mr. Sullivan have agreed that Mr. Sullivan’s compensation as an officer of the Company will be $100,000 per annum. We have no employment agreements with any officer. There are no stock option plans, retirement, pension, or profit sharing plans for the benefit of any officer or director. We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance.

Compensation of Directors

Dr. Fou’s compensation for serving as a member of the board of directors will be $24,000 per annum.

[Signature Page Follows]

SIGNATURES

        In accordance with Section 13 or 15(d) of the Exchange Act, the Company has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Kingston Mines Ltd.

/s/ Gerald Sullivan
	Name:	Gerald Sullivan
	Title:	Chief Financial Officer and Interim
President and Chief Executive Officer
April 18, 2008